UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Bermuda (State of Incorporation or Organization)	98-0346003 (I.R.S. Employer Identification No.)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: ______(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Options to purchase Ordinary Shares
(Title of Class)

ITEM 1.    DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

     This registration statement relates to options to purchase ordinary shares of Intelsat, Ltd., a limited liability company incorporated under the laws of Bermuda, under the Intelsat, Ltd. 2001 Share Option Plan. References in this registration statement to “we”, “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its wholly owned subsidiaries. The 2001 Share Option Plan and the ordinary shares that may be issued upon exercise of share options under the plan are described below. A holder of an option who has not exercised the option and acquired ordinary shares has no rights as a shareholder of Intelsat, Ltd. and is not entitled to any dividends, voting rights or other rights associated with the ordinary shares.

2001 Share Option Plan

     We established the 2001 Share Option Plan, referred to as the Option Plan, for our management and employees. The issuance of ordinary shares under the Option Plan was approved by our shareholders at a special general meeting held on July 19, 2001. The Option Plan enables us to make awards of options to purchase our ordinary shares to our and our subsidiaries’ and affiliates’ eligible employees, directors, independent contractors, advisors and consultants. Subject to adjustment for share splits and similar events, we may grant options to purchase a maximum of 3,333,333 of our ordinary shares under the Option Plan. As of April 29, 2003, options to purchase 2,897,355 ordinary shares had been granted and were outstanding.

     The Option Plan is administered by the full board of directors or, if so delegated by the board of directors, by its Compensation Committee or, if so delegated by the board of directors or the Compensation Committee, by certain of our officers.

     Pursuant to the terms of the Option Plan, our board of directors or its delegates have the power to select which of our and our subsidiaries’ and affiliates’ eligible employees, directors, independent contractors, advisors and consultants will receive an award under the Option Plan. The board of directors or its delegates also have the power generally to determine the terms of each award of options, which are set forth in an award agreement entered into with each award recipient at the time of the award. The terms that are set by the board of directors or its delegates at the time of each award include, but are not limited to:

• the exercise price of the option, which may not be less than the fair market value of our ordinary shares on the date of grant;

• the number of ordinary shares for which the option is exercisable;

• whether the option qualifies as an incentive share option under Section 422 of the U.S. Internal Revenue Code or is a “non-qualified option” that does not qualify for incentive share option treatment under the Internal Revenue Code;

• the period during which the option is exercisable, although a non-qualified option may not be exercisable for more than 10 years from the date of award;

• whether the option is forfeitable upon the occurrence of specified events, such as termination of employment;

• transfer restrictions on the option or the ordinary shares acquired pursuant to the option, although no ordinary shares acquired upon the exercise of an option may be transferred to anyone other than us prior to the first anniversary of our initial public offering or our change in control, in each case as these events are defined in the Option Plan; and

• whether the option is subject to any vesting requirements.

     Unless otherwise specified in the award agreement, an option becomes immediately vested and exercisable upon the occurrence of a change in control, as that event is defined in the Option Plan, of Intelsat, Ltd.

     The Option Plan gives authority to the board of directors or its delegates to condition the grant of an option on the award recipient agreeing to restrictive covenants. The board of directors or its delegates also may make adjustments to the number of ordinary shares that may be issued under the Option Plan and to outstanding share options in the event of certain changes in our ordinary shares or our share capital if they determine that these adjustments are appropriate in order to prevent dilution or enlargement of the benefits intended to be made available under the Option Plan. These adjustments may include, but are not limited to, adjustments in the number of shares for which any option is exercisable and/or the exercise price of any option. In addition, the board of directors or its delegates are authorized to make adjustments to the terms and conditions of, and the criteria included in, share option awards in recognition of unusual or nonrecurring events affecting us or our financial statements or of changes in applicable laws, regulations or accounting principles.

     Generally, the effect that a termination of employment or directorship with us will have on a holder’s awards is set forth in his or her award agreement. We expect that most terminations will result in the forfeiture of unvested options. However, certain terminations, such as a termination due to death, disability or retirement or the involuntary or constructive termination of a holder who is an executive officer, may result in full vesting of unvested options. In these circumstances, options may be subject to reduced exercise periods.

     Our board of directors or its delegates may at any time discontinue granting awards under the Option Plan or amend or terminate the Option Plan as to any further grants of awards. However, none of these actions may materially adversely affect the rights of a holder of any previously granted award without that holder’s consent.

     There is no income or other tax of Bermuda imposed by withholding or otherwise on U.S. holders of options granted under the Option Plan. The reciprocal tax treaty between the United States and Bermuda contains no provisions regarding withholding taxes.

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Ordinary Shares

     The terms of the ordinary shares underlying the options are described in Item 10.B of our annual report on Form 20-F, filed on March 28, 2003, for the fiscal year ended December 31, 2002. Item 6.C of our annual report describes the classification of our board of directors beginning with the 2003 annual general meeting of our shareholders. Item 10.E describes the Bermuda tax consequences of owning our ordinary shares. Items 6.C, 10.B and 10.E are hereby incorporated by reference.

ITEM 2.    EXHIBITS

Exhibit
Number	Exhibit

1	Memorandum of Association of Intelsat, Ltd. (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002)
2	Bye-laws of Intelsat, Ltd. (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002)
3	Member Protection Rights Agreement, dated as of July 18, 2001, between Intelsat, Ltd. and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-4, File No. 333-99189, filed on September 5, 2002)
4	Intelsat, Ltd. 2001 Share Option Plan*
5	Copies of Items 6.C, 10.B and 10.E of the annual report on Form 20-F, filed on March 28, 2003, for the fiscal year ended December 31, 2002*

*	Filed herewith

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SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

	By:	/s/ Conny Kullman
Conny Kullman Chief Executive Officer

Date: April 30, 2003

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